SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ]   Preliminary Proxy Statement

[ ]   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[X]   Definitive Proxy Statement

[ ]   Definitive Additional Materials

[ ]   Soliciting Material Pursuant toss.240.14a-11(c) orss.240.14a-12

NTS MORTGAGE INCOME FUND

(Name of Registrant as Specified In Its Charter)

NTS MORTGAGE INCOME FUND
10172 Linn Station Road
Louisville, Kentucky 40223
Attn: Gregory A. Wells

(Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box)

[X]   No fee required.

[ ]   Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1.   Title of each class of securities to which transaction applies:

2.   Aggregate number of securities to which transaction applies:

3.   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4.   Proposed maximum aggregate value of transaction:

5.   Total fee paid:

[ ]   Fee paid previously with preliminary materials.

[ ]   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identifying the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    1.   Amount Previously Paid:

    2.   Form, Schedule or Registration Statement No.:

    3.   Filing Party:

    4.   Date Filed:

NTS MORTGAGE INCOME FUND

7103 SOUTH REVERE PARKWAY, CENTENNIAL, COLORADO 80112

April 27, 2006

DEAR STOCKHOLDER:

We invite you to attend the 2006 Annual Meeting of Stockholders of NTS Mortgage Income Fund ("Fund") to be held at Fawn Lake, 11901 Longstreet Drive, Spotsylvania, Virginia 22553 on June 15, 2006, at 11:00 a.m. Eastern time.

The attached Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted at the meeting. During the meeting, we will also report on the operations of the Fund. Directors and Officers of the Fund will be present to respond to any questions you may have.

Your vote is important, regardless of the number of shares you own. **ON BEHALF OF THE FUND'S BOARD OF DIRECTORS, WE URGE YOU TO COMPLETE BOTH SIDES, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE, EVEN IF YOU CURRENTLY PLAN TO ATTEND THE ANNUAL MEETING.** This will not prevent you from voting in person, but will assure that your vote is counted if you are unable to attend.

Sincerely,

/s/ J.D. Nichols

J.D. Nichols
Chairman of the Board

NTS MORTGAGE INCOME FUND

**7103 South Revere Parkway
Centennial, Colorado 80112**

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD JUNE 15, 2006

To the Stockholders of NTS Mortgage Income Fund:

The Annual Meeting of Stockholders (the "Meeting") of NTS Mortgage Income Fund, a Delaware corporation (the "Fund"), will be convened on Thursday, June 15, 2006, at Fawn Lake, 11901 Longstreet Drive, Spotsylvania, Virginia 22553, at 11:00 a.m. Eastern time (the "Meeting Date") pursuant to this notice. All stockholders owning shares of the Fund's common stock as of April 17, 2006 (the "Stockholders") are entitled to attend the Meeting if they so elect. The Fund will solicit proxies, pursuant to the enclosed Proxy Statement, for use at the Meeting on the Meeting Date. The Fund expects that a quorum will be present on the Meeting Date and that the matters to be considered by the Stockholders at the Meeting will be acted upon then. The Annual Meeting of Stockholders will be held for the following purposes:

1. To elect six Directors to hold office until the next Annual Meeting of Stockholders or until their successors are elected and qualified;

2. To ratify the appointment of Ernst & Young LLP as independent auditors for the Fund for 2006; and

3. To transact such other business as may properly come before the Meeting, or any adjournment thereof.

The Board of Directors has fixed the close of business on April 17, 2006, as the record date for the determination of Stockholders entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting in person, please complete both sides, sign, date and return the enclosed proxy card. Thank you very much.

> */s/ Neil A. Mitchell*
> Neil. A. Mitchell
> Secretary and Treasurer

    The Fund's Annual Report on Form 10-K for the year ended December 31, 2005, is being mailed to Stockholders concurrently.

NTS MORTGAGE INCOME FUND

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation by and on behalf of the board of directors of NTS Mortgage Income Fund (the "Fund") of proxies to be voted at the next Annual Meeting of Stockholders (the "Meeting") when it is convened on Thursday, June 15, 2006, at 11:00 a.m. Eastern time (the "Meeting Date"), or any subsequent adjournment thereof, at Fawn Lake, 11901 Longstreet Drive, Spotsylvania, Virginia 22553.

THE PROXIES SOLICITED BY THE FUND PURSUANT TO THIS PROXY STATEMENT ARE SOLICITED FOR USE AT THE MEETING WHEN CONVENED ON THE MEETING DATE AND ANY SUBSEQUENT ADJOURNMENTS AND MAY NOT BE USED FOR ANY PURPOSE, INCLUDING THE DETERMINATION OF WHETHER A QUORUM IS PRESENT, PRIOR TO THE MEETING DATE. THEREFORE, IT IS ANTICIPATED THAT THE BUSINESS OF THE FUND TO BE CONSIDERED AT THE MEETING, WITH RESPECT TO WHICH PROXIES ARE SOLICITED PURSUANT TO THIS PROXY STATEMENT, WILL BE ADDRESSED ON THE MEETING DATE.

The by-laws of the Fund (the "By-Laws") require that the Annual Meeting of Stockholders of the Fund for any year be held not less than thirty (30) days after delivery of the Fund's annual report for the previous year, but within six (6) months after the end of each fiscal year unless extended due to the inability to hold the meeting within such time, in which case it shall be held as soon as practicable thereafter. The Fund's board of directors has determined that the 2006 Annual Meeting of Stockholders of the Fund will be convened on June 15, 2006 (the "Meeting Date").

The solicitation of proxies will be by mail and the cost will be borne directly by the Fund. Upon request, the Fund will reimburse banks, brokers, nominees and related fiduciaries for reasonable expenses incurred by them in sending annual reports and proxy materials to beneficial owners of shares to the extent required by Rule 14a-13(a-b) under the Securities Exchange Act of 1934, as amended.

Shares of common stock of the Fund (the "Shares") represented by properly executed proxies received by the Fund's board of directors prior to the Meeting Date will be voted at the Meeting on the Meeting Date. Shares not represented by properly executed proxies will not be voted. Where a stockholder of the Fund specifies in a proxy a choice with respect to any matter to be acted upon, the Shares represented by such proxy will be voted as specified. Where a stockholder of the Fund does not specify a choice, in an otherwise properly executed proxy, with respect to any proposal referred to therein, the Shares represented by such proxy will be voted with respect to such proposal in accordance with the recommendations of the Fund's board of directors described herein. A stockholder of the Fund who signs and returns a proxy in the accompanying form may revoke it by: (i) giving written notice of revocation to the Secretary of the Fund before the proxy is voted at the Meeting on the Meeting Date; (ii) executing and delivering a later-dated proxy; or (iii) attending the Meeting on the Meeting Date and voting his or her Shares in person.

The Fund's board of directors has fixed the close of business on April 17, 2006, as the record date for the determination of stockholders of the Fund entitled to notice of, and to vote at, the Meeting. On such date, the Fund had outstanding approximately 3,187,000 shares, each of which entitles the holder thereof to one vote on each matter addressed at the Meeting. There is no cumulative voting. Stockholders of record as of the record date will be entitled to vote at the Meeting or any adjournments thereof. A quorum, consisting of the holders of at least a majority of the issued and outstanding Shares eligible to vote, must be present, in person or by proxy, at the Meeting for valid stockholder action to be taken.

The mailing address of the principal executive offices of the Fund is 10172 Linn Station Road, Louisville, Kentucky 40223. This proxy statement and the related proxy card are being mailed to the Fund's stockholders on or about April 27, 2006.

MATTERS TO BE CONSIDERED BY STOCKHOLDERS

Proposal No. 1 - Election of Directors

All six members of the Fund's board of directors ("Directors") will be elected at the Meeting, each to serve until the next Annual Meeting of Stockholders or otherwise as provided by the By-Laws and until their respective successors are elected and qualified.

Unless instructions to the contrary are given, the persons named as proxy voters in the accompanying proxy, or their substitutes, will vote for the following nominees for Director with respect to all proxies received by the Fund. If any nominee should become unavailable for any reason, it is intended that votes will be cast for a substitute nominee designated by the remaining Independent Directors, with respect to the Independent Directors, and by the remaining Affiliated Director, with respect to the Affiliated Directors. The board of directors has no reason to believe that the nominees named will be unable to serve if elected.

The By-Laws provide that an Independent Director may not, directly or indirectly (including through a member of his immediate family), own any interest in, be employed by, have any present material business or professional relationship with, or serve as a director or trustee of, more than two real estate investment trusts organized by the NTS Advisory Corporation (the "Advisor") or its affiliates. Additionally, an Independent Director may not perform other services for the Fund, except as a Director. The By-Laws provide that the Independent Directors, or a committee thereof, shall nominate persons to be elected as Independent Directors. The names of the nominees for Independent Director and certain information regarding them, including their principal occupation for the past five years, are as follows:

Name	Age	Principal Occupation(s) During Past 5 Years	Year First Elected a Director
Robert M. Day	54	Since December 2005, Mr. Day has served as the President of Day Capital Partners, a private real estate investment firm based in Atlanta. Prior to that, from 1999 until December 2005, Mr. Day served as the President of EdwardsDay Incorporated, a private real estate investment firm, which is the successor to Lambert Smith & Hampton, in Atlanta, Georgia. Mr. Day received a Bachelor of Business Administration degree from Georgia State University and holds an MAI designation from the Appraisal Institute. Mr. Day is a member of the Atlanta Board of Realtors and the Urban Land Institute.	1988
Gerald B. Thomas	67	Mr. Thomas retired in December 2003. Prior to that, Mr. Thomas had 31 years experience as a senior officer, division manager and underwriter for commercial real estate construction lending. Formerly a Senior Vice President with Mid-America Bank of Louisville, Mr. Thomas joined Citizens Bank of Kentucky in February 1996 as Vice President, with responsibility of developing real estate portfolios for four Kentucky affiliate banks of CNB Bancshares, Inc., Evansville, Indiana. Mr. Thomas has attended Eastern Kentucky University, National School of Real Estate Finance (Ohio State University) and National Institute of Real Estate Appraisers (University of Louisville). He is a former board member of Big Brothers/Big Sisters, Louisville, Kentucky and Co-chairman of the Programs, Planning and Evaluation Committee.	1996
Gerald B. Brenzel	74	Mr. Brenzel has over forty years experience in the securities industry. Mr. Brenzel was founder and CEO of Commonwealth Investment Group, Inc., an investment money managers and regional brokerage firm in Louisville, Kentucky. From 1964 to 1988, Mr. Brenzel was Regional Vice President and Branch Manager of Stifel, Nicolaus & Company, and a member of the Board of that firm, was also an allied member of the New York Stock Exchange (1964 thru 1988). A	1998

former Governor of the National Association of Securities Dealers, Mr. Brenzel attended the University of Louisville for three years and also served three years in the U. S. Air Force during the Korean War.

Robert A. Guimbarda	55	Mr. Guimbarda is President of Enhanced Value Strategies, Inc. ("EVS"), a St. Louis, Missouri based full-service real estate consulting firm he founded in 1998. In addition, since 2003, Mr. Guimbarda has been the principal owner of EVS Real Estate Advisory, Inc., another St Louis based real estate services firm focusing on commercial property management leasing and strategic solutions. Mr. Guimbarda has been involved in key management positions in the real estate industry for more than eighteen years. He was associated with Paragon Group, Inc. as a financial and administrative officer in its Midwest Region Headquarters as well as having operational responsibilities in both multi-family and commercial property disciplines. Mr. Guimbarda holds a Bachelor of Science degree in Accounting from California State University – Hayward, California. He worked with Coopers & Lybrand for approximately five years concentrating on the construction and financial service industries. He is a CPA (Missouri) and has had extensive audit experience with both large and small clients. Mr. Guimbarda has been active with a variety of industry groups including; National Apartment Association; St. Louis Home Builders Association; BDMA; IREM and the Missouri Society of CPA's.	2003

The By-Laws provide that the two Affiliated Directors shall be nominated by the Affiliated Directors. The names of the nominees for Affiliated Director and certain information regarding them, including their principal occupation for the past five years, are as follows:

Name	Age	Principal Occupation(s) During Past 5 Years	Year First Elected A Director
J. D. Nichols	64	Mr. Nichols serves as the chairman of the Fund's board of directors. In addition, since its formation, Mr. Nichols has served as chairman of the board of NTS Realty Capital, Inc. ("NTSRC"), the managing general partner of NTS Realty Holdings Limited Partnership ("NTS Realty"), an entity whose units are publicly traded on the American Stock Exchange. Mr. Nichols also serves as manager of NTS Realty Partners LLC ("NTSRP"), NTS Realty's other general partner, since its formation. He has served as the chairman and chief executive officer of NTS Corporation, as well as its subsidiaries and affiliates, and as a member and chairman of the board of the NTS Mortgage Income Fund. Mr. Nichols obtained a B.S. from the University of Louisville School of Law in 1964 and conducted his undergraduate studies at the University of Kentucky, with a concentration in accounting, marketing, business administration and finance. Mr. Nichols began his career in construction and real estate development in 1965, and since then has overseen the development of more than 8,000 acres of land and 7,000,000 square feet of office, residential, commercial and industrial construction, throughout the southeastern United States. He is a member of the National Association of Home Builders, the Louisville Association of Home Builders and the Louisville Board of Realtors. Mr. Nichols has also served as vice president and director of the Louisville and National Apartment Associations. He is currently a director and past member of the executive committee of Greater Louisville, Inc. (The Metro Chamber of Commerce) and is chairman of the board of the Louisville Regional Airport Authority.	1988
Brian F. Lavin	52	Mr. Lavin serves as the president of the Fund and is also a member of the Fund's board of directors. Mr. Lavin also has served as the	1999

president and chief executive officer of each of NTSRC and NTSRP, as well as a director of NTSRC, since their respective formations. In addition, Mr. Lavin has served as the president of NTS Corporation and NTS Development Company since June 1997 and of NTS Mortgage Income Fund since September 1997. From November 1994 through June 1997, Mr. Lavin served as president of Paragon Residential, a division of Paragon Group, Inc., and, prior to 1994, as a vice president of Paragon's Midwest Division. In this capacity, Mr. Lavin directed the development, marketing, leasing, management and financing for Paragon Residential's twelve state multifamily portfolio. Paragon Residential developed and operates multifamily properties with an aggregate of 25,000 units in the Midwest and Southeast sections of the United States. Mr. Lavin has a bachelor's degree in business administration from the University of Missouri. He is also a licensed real estate broker in Kentucky and certified property manager. Mr. Lavin is a member of the Institute of Real Estate Management, council member of the Urban Land Institute and member of the National Multi-Housing Council. He has served on the boards of directors of the Louisville Science Center, Louisville Ballet, Greater Louisville, Inc., National Multi Housing Council, Louisville Apartment Association, Louisville Olmstead Parks Conservancy, Inc., and currently serves on the board of directors of Greater Louisville, Inc. (the Metro Chamber of Commerce) and the board of overseers for the University of Louisville.

Assuming a quorum is present, the affirmative vote of a majority of the votes cast by Stockholders eligible to vote at the meeting and present in person or by proxy is required to elect each of the nominees listed above.

RECOMMENDATION OF THE BOARD: The foregoing nominees for Director will be presented for election by the stockholders of the Fund at the Annual Meeting of Stockholders and the Fund's board of directors recommends that they be elected.

Meetings of the Fund's Board of Directors and Committees of the Board

The Fund's board of directors meets at least quarterly to address the business of the Fund either in person or by telephone conference. The Fund's board of directors met four times, either in person or by telephone, in 2005 and all members of the Board of Directors attended at least 75% of such meetings. The Fund's audit committee also met four times in 2005 either in person or by telephone, and all members of the audit committee attended each meeting. The Fund's nominating and corporate governance Committee met once during 2005.

Committees of the Board of Directors

The standing committees of the Fund's board of directors are:

The Audit Committee, which assists the board in fulfilling its oversight responsibility relating to: (1) the integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) the qualifications and independence of the independent auditors; and (4) the performance of our internal audit function and independent auditors. The audit committee's report, which is required by the SEC's rules, is included in this proxy statement. The Fund's board of directors has determined that each member of the audit committee is independent in accordance with the standards set forth in the audit committee's charter, including the Nasdaq Stock Market corporate governance rules. The audit committee's charter is available to the Fund's stockholders free of charge at www.ntsdevelopment.com. In addition, a printed copy of the charter is available to any stockholder without charge by writing us at 10172 Linn Station Road, Louisville, Kentucky 40223, attention: Investor Relations.

The Nominating and Corporate Governance Committee, which was formed in 2004, is responsible for identifying individuals qualified to become board members and recommending to the Fund's board the director nominees for the next annual meeting of stockholders. In accordance with its charter, the committee will consider individuals properly identified by the Fund's stockholders to become board members. This committee will also lead the Fund's board in its annual review of the board's performance and recommend to the board director candidates for each committee for appointment by the board. The Fund's board has determined that each member of the nominating and corporate governance committee is independent in accordance with the standards set forth in the committee's charter, including the Nasdaq Stock Market corporate governance rules. The nominating and corporate governance committee charter is available to the Fund's stockholders free of charge at www.ntsdevelopment.com. In addition, a printed copy of the charter is available to the Fund's stockholders without charge by writing us at 10172 Linn Station Road, Louisville, Kentucky 40223, attention: Investor Relations.

Audit Committee Report

We, the members of the audit committee of NTS Mortgage Income Fund, represent the following:

> 1) The audit committee has reviewed and discussed the Fund's audited financial statements with management of the Fund;

2) The audit committee has discussed with its independent auditors, the matters required to be discussed by Statement of Accounting Standards 61, as may be modified or supplemented;

3) The audit committee has received the written disclosures and the letter from its independent auditors required by Independence Standards Board Standard No. 1, as may be modified or supplemented, and has discussed with its independent auditors its independence and;

4) Based on the review and discussions referred to above, the audit committee recommended to the Fund's board of directors that the audited financial statements be included in the Fund's Annual Report on Form 10-K for the year ended December 31, 2005.

Gerald B. Brenzel Robert M. Day
Robert A. Guimbarda Gerald B. Thomas

Nominating and Corporate Governance Committee Report

The nominating and corporate governance committee consists of three independent directors of the Fund's board of directors. This committee is charged with identifying, screening and recommending qualified candidates to serve as directors of the Fund and administering the corporate governance policies of the Fund. The committee reviews all nominees for service on the board, including nominees by the Fund's stockholders. The committee seeks nominees with skills and expertise that will contribute to the overview function of the board and who will assist management in achieving the strategic goals of the Fund. The committee has not retained the services of any company to assist it in identifying potential director candidates. To date, the committee has not received any potential nominees from the Fund's stockholders.

Gerald B. Brenzel Robert M. Day
Gerald B. Thomas

Proposal No. 2 - Ratification of Auditor

The Fund's audit committee has selected Ernst & Young LLP to serve as the Fund's independent registered public accountants for the fiscal year ending December 31, 2006. We traditionally ask our stockholders to ratify this selection even though your approval is not required. Further, even if you do not approve the selection of Ernst & Young, we will not replace them for this fiscal year due to the added expense and delay that would result from replacing them and selecting a new auditor. Instead, the audit committee will consider the negative vote as a direction to consider a different auditor next year.

Representatives of Ernst & Young are expected to be available during the Meeting. These representatives will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions from the Fund's stockholders.

RECOMMENDATION OF THE BOARD: The Fund's board of directors recommends ratification of the selection of Ernst & Young LLP as the Fund's independent registered public accountants for the fiscal year ending December 31, 2006.

Audit Fees

The Fund estimates that the aggregate fees billed by its independent auditors for professional services rendered in connection with (i) the audit of the Fund's annual financial statements set forth in the Fund's Annual Report on Form 10-K for the year ended December 31, 2005, and (ii) the review of the Fund's quarterly financial statements set forth in the Fund's Quarterly Reports on Form 10-Q for the three quarters ending on March 31, 2005, June 30, 2005 and September 30, 2005, respectively, totaled approximately $140,300.

For the year ended December 31, 2004, these fees totaled approximately $120,000.

Tax Fees

The Fund paid approximately $17,400 for federal, state and local tax planning, accounting consultation, tax return preparation and related tax assistance during the year ended December 31, 2005, compared with approximately $29,700 for the year ended December 31, 2004.

All Other Fees

There were no other services rendered by the Fund's independent auditors for the years ended December 31, 2005 and 2004.

Financial Information, Systems Design and Implementation Fees

The Fund paid no fees in this category for the most recent fiscal year.

Approval of Independent Auditor Services and Fees

Our audit committee has reviewed and approved all fees charged by the Fund's independent auditors, and actively monitored the relationship between audit and non-audit services provided by Ernst & Young. The audit committee has concluded that the provision of services by Ernst & Young was consistent with the maintenance of the external auditors' independence in the conduct of its auditing functions. The Fund has adopted a policy that it would no longer engage its primary independent auditors for non-audit services other than "audit related services," as defined by the SEC, certain tax services, and other permissible non-audit services as specifically approved by the chairperson of the audit committee and presented to the full committee at its next regular meeting. The policy also includes limits on hiring partners of, and other professionals employed by, Ernst & Young to ensure that we satisfy the SEC's auditor independence rules.

Under the policy, the Fund's audit committee must pre-approve all services provided by the Fund's independent auditors and fees charged. The committee will consider annually the provision of audit services and, if appropriate, pre-approve certain defined audit fees, audit related fees, tax fees and other fees with specific dollar value limits for each category of service. During the year, the committee will periodically monitor the levels of fees charged by Ernst & Young and compare these fees to the amounts previously approved.

Executive Officers

The following table sets forth information with respect to the Fund's only executive officer who is not a director. This officer is elected annually by the Fund's board of directors and serves until his successor is elected and qualified or until his death, resignation or removal by the board of directors.

Name	Age	Principal Occupation(s) During Past 5 Years	Year First Elected an Officer
Neil A. Mitchell	47	In addition to his service on behalf of the Fund, Mr. Mitchell is Senior Vice President of NTS Corporation, with responsibility for Acquisitions, Dispositions and Debt Management. Mr. Mitchell also serves as Senior Vice President of NTSRC. Before joining NTS in August 1987, Mr. Mitchell was a real estate loan officer of PNC Bank in Louisville, Kentucky.	Secretary and Treasurer, 1998

Compensation of Directors and Executive Officers

Independent Directors received $16,000 each ($64,000 in total) in fees during 2005. Neither the Affiliated Directors nor the Executive Officers of the Fund received any compensation from the Fund in 2005 or 2004. However, the Affiliated Directors will be reimbursed by the Fund for their travel expenses incurred in connection with attending meetings of the Board of Directors. The Affiliated Directors and Executive Officers are employees, officers, directors and/or beneficial owners of the Advisor and/or its affiliates and are compensated by such entities, in part, for their services to the Fund. The Fund reimburses the Advisor and/or its affiliates for a portion of the compensation they pays to the Fund's officers and employees, except Mr. Nichols, based on the amount of time they spend on behalf of the Fund. During 2005, the Fund reimbursed the Advisor and/or its affiliates approximately $159,500 with respect to the compensation they paid to Messrs. Lavin and Mitchell, the Fund's executive officers.

Shareholdings by Directors and Executive Officers

As of April 17, 2006, the Directors and Executive Officers of the Fund, individually and as a group, owned the number of Shares set forth below:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
J.D. Nichols (1)	648,033.5487 (2)	20.33%
All Directors and Executive Officers as a Group	648,033.5487	20.33%

(1)   Mr. Nichols' address is 10172 Linn Station Road, Louisville, Kentucky 40223.

(2)   These Shares are owned of record by NTS Corporation and affiliates of Mr. Nichols, including Barbara Nichols, the wife of J.D. Nichols, ORIG, LLC ("ORIG"), Ocean Ridge Investments, Ltd. ("Ocean Ridge") and Bluegreen Investors LLC ("Bluegreen"). NTS Corporation is wholly owned directly and through certain entities by Messrs. Nichols and Lavin, with respect to which Mr. Nichols holds voting and investment authority. Mr. Nichols is the manager of ORIG and the Director of the general partner of Ocean Ridge and holds voting and investment authority over shares of the Fund owned by these entities. Mr. Nichols also is the manager of Bluegreen and holds voting and investment authority over shares of the Fund owned by Bluegreen.

Management Agreement

In 1997, the Fund entered into a property management agreement relating to the two development projects it fully owns, Fawn Lake, Virginia, and Lake Forest II, Kentucky, and the Lake Forest, Orlando project, which is 50% owned by the Fund. Under this agreement, which expires on December 31, 2008, NTS Residential Management Company ("Residential Management"), an affiliate of NTS Corporation, manages the development, marketing and day-to-day operations of the properties. Residential Management is to be reimbursed for the actual cost of such operations and will receive an Overhead Recovery Fee of 3.75% of the net cash flow of the properties. During the year ended December 31, 2005, the Fund incurred approximately $1,837,000 in expense reimbursements and $867,000 in Overhead Recovery Fees.

Incentives

The Management Agreement also provides the opportunity for Residential Management to receive an incentive payment. If and when the cash flow becomes sufficient to bring distributions to Stockholders, including those previously made, equal to the amount of the original investment, Residential Management will receive an incentive fee of 10% of the Net Cash Flow of the projects.

The original investment by the Fund's stockholders was approximately $63,690,000. As of December 31, 2005, the Fund has made distributions of approximately $23,141,000.

Advances from Affiliates

As of December 31, 2005, accounts payable – affiliates of approximately $4,648,000 is owed to NTS Development Company and Residential Management for salary and overhead reimbursements. NTS Development Company and Residential Management have agreed to defer amounts owed to them by the Fund as of December 31, 2005, and those amounts will accrue during fiscal year 2006 through the period ending March 31, 2007, other than as permitted by the Fund's cash flows. Management believes that NTS Development Company and Residential Management have the financial ability to defer amounts owed them by the Fund. There can be no assurances that this level of support will continue past March 31, 2007.

Stockholder Proposals

We have not received proposals from any of the Fund's stockholders for inclusion in this year's Proxy Statement. Stockholder proposals for the 2007 Annual Meeting of the Stockholders will not be included in the Fund's Proxy Statement for that meeting unless received by the Fund at its executive office in Louisville, Kentucky, on or before December 29, 2006. These proposals must also meet the other requirements of the rules of the Securities and Exchange Commission relating to stockholder proposals.

OTHER MATTERS

As of the date of this Proxy Statement, the foregoing is the only business known to the Fund's management to be acted upon at the Meeting. However, if other matters not known to the Fund's management should properly come before the Meeting, the persons appointed by the signed proxy intend to vote in accordance with their best judgment.


By the order of the Board of Directors,

/s/ Neil A. Mitchell

Neil A. Mitchell
Secretary and Treasurer


<u>Centennial, Colorado</u>
April 27, 2006

A copy of the Fund's Annual Report on Form 10-K for the year ended December 31, 2005 accompanies this Proxy Statement.

YOUR VOTE IS IMPORTANT. THE PROMPT RETURN OF PROXIES WILL SAVE THE FUND THE EXPENSE OF FURTHER REQUESTS FOR PROXIES. PLEASE COMPLETE BOTH SIDES, SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENCLOSED ENVELOPE.

The Fund's audited financial statements for the period ended December 31, 2005, as well as information regarding the transactions between the Fund and NTS Corporation and its affiliates, included in the Fund's 2005 Annual Report, a copy of which has been delivered concurrently with the Proxy Statement, are hereby incorporated herein by reference.

Dear Stockholder:

Enclosed is a Proxy Card for your vote. It gives you an opportunity to exercise your right as a Stockholder. Your prompt return of this card ensures we will not have to incur additional costly mailings.

All signatories on the account should sign the Proxy Card. If less than 50% of the Proxies are received, **your Fund (the Stockholders) must assume the expense of a second mailing requesting Proxy votes.**

We urge you; please take a moment to vote! Please complete both sides of your Proxy Card. Thank you.

April 2006   NTS Mortgage Income Fund

The undersigned hereby appoints J. D. Nichols, Brian Lavin and Neil A. Mitchell, individually, as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated below, all the shares of common stock of NTS Mortgage Income Fund held of record by the undersigned on April 17, 2006, at the annual meeting of Stockholders to be held on June 15, 2006, or any adjournment thereof.

1. ELECTION OF DIRECTORS

    ☐ **FOR** all nominees listed below (except as marked to the contrary below)

    ☐ **WITHHOLD AUTHORITY** to vote for all nominees listed below

    (To withhold authority to vote for any individual nominee, strike a line through the nominee's name in the list below.)

| Gerald B. Brenzel | Robert M. Day | Gerald B. Thomas | Robert A. Guimbarda | J. D. Nichols | Brian F. Lavin |

2. APPROVAL OF DESIGNATION OF AUDITORS: Ernst & Young LLP

    ☐ FOR   ☐ AGAINST   ☐ ABSTAIN

3. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

This Proxy when properly executed will be voted in the manner directed herein by the undersigned Stockholder. If no direction is made, this Proxy will be voted for Proposals 1 and 2.

(Front of Card)

This Proxy is Solicited on Behalf of the Board of Directors

PROXY   **PROXY**

NTS Mortgage Income Fund
7103 South Revere Parkway
Centennial, CO 80112

**PROXY NUMBER
SHARES**

Please sign exactly as your name appears to the left.

When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

_____
Signature

_____
Signature if held jointly

Date: _____, 2006

**PLEASE VOTE ON THE REVERSE SIDE OF THIS CARD.
SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.**

(Back of Card)